Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Evans Bancorp, Inc.
(Commission File No. 001-35021)

In connection with the pending transaction among NBT Bancorp Inc. (“NBT”), NBT Bank, National Association, Evans Bancorp, Inc. and Evans Bank, National Association, NBT posted the following on September 10, 2024.

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